Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

		Twelve Months Ended December 31,					Nine Months Ended September 30, 2009
		2004	2005	2006	2007	2008
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*		$87,733	$133,067	$179,474	$228,295	$328,023	$142,969
Add:	Fixed charges	46,055	65,653	57,907	57,406	57,792	53,191
	Amortization of interest capitalized	463	465	475	533	641	535
	Distributed income of equity investees	—	3,300	4,125	3,800	5,200	3,168
Less:	Interest capitalized	(426)	(817)	(2,371)	(4,452)	(4,803)	(2,752)

Total earnings		$133,825	$201,668	$239,610	$285,582	$386,853	$197,111

FIXED CHARGES:
Interest expense		$42,291	$61,551	$52,415	$50,504	$51,961	$49,446
Interest capitalized		426	817	2,371	4,452	4,803	2,752
Debt amortization expense		3,056	2,871	2,681	2,144	767	775
Rent expense representative of interest factor		282	414	440	306	261	218

Total fixed charges		$46,055	$65,653	$57,907	$57,406	$57,792	$53,191

Ratio of earnings to fixed charges		2.9	3.1	4.1	5.0	7.0	3.7

* Excludes income from equity investments.